Exhibit 1.1

Inpixon
2479 E. Bayshore Road
Suite 195
Palo Alto, CA 94303

January 14, 2019

VIA ELECTRONIC MAIL

Maxim Group LLC

405 Lexington Avenue, 2nd Floor

New York, New York 10174

Dear All:

Reference is hereby made to that certain Dealer-Manager Agreement, dated December 7, 2018 (the “Dealer-Manager Agreement”), by and between Inpixon (the “Company”) and Maxim Group LLC, as dealer-manager (the “Dealer-Manager”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Dealer-Manager Agreement.

The parties have agreed to amend the Dealer-Manager Agreement to add two covenants into in the Dealer-Manager Agreement and to revise certain other terms (the “Amendment”). This letter agreement (“Letter Agreement”) shall serve as an amendment to the Dealer-Manager Agreement pursuant to Section 16 of the Dealer-Manager Agreement, and as written evidence of the mutual agreement between the parties to the Amendment.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Maxim agree as follows:

1. Dealer-Manager Agreement Amendments and Waiver.

a. References in the introductory paragraph and Section 1(a) of the Dealer Manager Agreement to 200 Rights Warrants shall be replaced with 300 Rights Warrants such that each Unit shall consist of one Rights Share and 300 Rights Warrants.

b. References in the introductory paragraph and Section 1(a) of the Dealer Manager Agreement to 10,000 Units shall be replaced with 12,000 Units.

c. The definition of “Expiration Date” in Section 1(d) is hereby amended to be changed from 5:00 p.m., New York City time, on December 21, 2018 to 5:00 p.m., New York City time, on January 11, 2019.

d. New Sections 9(o) are hereby inserted into the Dealer-Manager Agreement following Section 9(n) of the Dealer-Manager Agreement and such Sections 9(o) and 9(p) shall state as follows:

“(o) To hold a special meeting of shareholders (which may also be at the annual meeting of shareholders) at the earliest practical date after the date the aggregate number of shares of Common Stock issuable pursuant to the exercise of any Rights Warrants or the conversion of any Rights Shares purchased by the Participating Investors pursuant to the Participation Rights exceeds 19.99% of the issued and outstanding shares of Common Stock immediately prior to Closing for the purpose of obtaining Shareholder Approval, with the recommendation of the Company’s Board of Directors that such proposal be approved, and the Company shall solicit proxies from its shareholders in connection therewith in the same manner as all other management proposals in such proxy statement and all management-appointed proxyholders shall vote their proxies in favor of such proposal. The Company shall use its reasonable best efforts to obtain such Shareholder Approval. If the Company does not obtain Shareholder Approval at the first meeting, the Company shall call a meeting every four months thereafter to seek Shareholder Approval until the earlier of the date Shareholder Approval is obtained or the Rights Shares or Rights Warrants are no longer outstanding. As used herein, “Shareholder Approval” means such approval as may be required by the applicable rules and regulations of the Nasdaq Stock Market (or any successor entity) from the shareholders of the Company with respect to the conversion or exercise by the Participating Investors of Rights Shares and/or Rights Warrants purchased pursuant to the Participation Rights in excess of 19.99% of the issued and outstanding Common Stock immediately prior to Closing.

(p) To indemnify ComputerShare, the agent for the Rights Warrants (the “Warrant Agent”), and to pay any transfer processing fees levied by the Warrant Agent and indemnify the Holder of Rights Warrants for any such Warrant Agent fees, if incurred, in connection with any request by a holder of Rights Warrants to transfer such Rights Warrants without a medallion guarantee in accordance with and pursuant to the processes and procedures instituted by the Warrant Agent, to the extent that the Warrant Agent requests indemnification or transfer processing fees from such Holder of Rights Warrants in order to process such transfer.”

e. The Dealer-Manager hereby waives the closing condition set forth in Section 10(i) of the Dealer-Manager Agreement with respect to the listing of the Rights Warrants to the extent the initial listing requirements set forth in Nasdaq Listing Rule 5515(a) with respect to the Rights Warrants shall not be satisfied at or prior to Closing.

2. Miscellaneous.

a. Effectiveness. From and after the date hereof, all references to the Dealer-Manager Agreement shall mean the Dealer-Manager Agreement as amended by this Letter Agreement.

b. Other Provisions Unaffected. Except as modified by this Letter Agreement, the Dealer-Manager Agreement is unchanged and shall continue in full force and effect in accordance with the provisions thereof.

c. Amendments. The provisions of this Letter Agreement may not be amended, modified or supplemented, and waivers or consents to departure from the provisions hereof may not be given, except by the written consent of all parties hereto.

[Signature page follows]

Very truly yours,

INPIXON

By:	/s/ Nadir Ali
Name:	Nadir Ali
Title:	CEO

MAXIM GROUP LLC
As Dealer-Manager

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking

Signature Page to Letter Agreement